SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )

Under the Securities Exchange Act of 1934

Ohr Pharmaceutical Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

6778H200
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 6778H200

1.	Names of Reporting Persons. Cam Co. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 644,100[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 644,100[1]
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by each Reporting Person 644,100[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 3.2%[2]
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of 424,036 common shares and 220,064 warrants to purchase stock common shares
2.	Based on 19,970,046 shares of Common Stock of the Company outstanding as represented in the Issuer's Annual Report on Form 10-K for the Year ended September 30, 2013

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CUSIP No.  6778H200

1.	Names of Reporting Persons. Charles Alpert I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,318,424[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,318,424[1]
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,318,424[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.5%[2]
12.	Type of Reporting Person (See Instructions) IN

1.	Consists of 674,324 common shares held by Charles Alpert, 424,036 common shares held by Cam Co. and 220,064 warrants to purchase stock held by Cam Co.
2.	Based on 19,970,046 shares of Common Stock of the Company outstanding as represented in the Issuer's Annual Report on Form 10-K for the Year ended September 30, 2013

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ITEM 1:

(a)  Name of Issuer:

Ohr Pharmaceutical Inc.

 (b)  Address of Issuer’s Principal Executive Offices:

800 3 rd Ave, 11th Floor

New York, NY 10022

ITEM 2:

(a)  Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Cam Co., a Delaware limited partnership ("Cam Co."), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(ii)	Mr. Charles Alpert ("Mr. Alpert"), who is the General Partner of Cam Co., with respect to shares of Common Stock directly held by Cam Co, and Mr. Alpert individually.

Cam Co., and Mr. Alpert are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  Address of Principal Business Office or, if None, Residence:

The principal office and business address of Cam Co., and Mr. Alpert is:

466 Arbuckle Avenue, Cedarhurst NY 11516

(c)  Citizenship:

See Item 2(a) above and Item 4 of each cover page.

(d)  Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)  CUSIP Number:

6778H200

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ITEM 3:   IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

See Item s 5,6,7,8 and 9 of each cover page.

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014	By:	/s/ Charles Alpert
Charles Alpert,
Individually and as General Partner of Cam Co.